Marc A. Prefontaine, M.Sc, P.Geo.
GEOLOGIST

#104 1615 Trafalgar Street
Vancouver, BC
Canada
V6K 3R6

Phone:    (604) 681-7446
Fax:     (604) 684-9877
Email:   marc@grayd.com

To:           United States Seucitires and Exchange Commission
     The Toronto Stock Exchange
     British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Rubicon Minerals Corporation

I, Marc A. Prefontaine, P.Geo., do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled “Exploration Activities of Rubicon Minerals Corporation on the McFinley Property, Red Lake Ontario for the period January 2005 to June 2005” and dated December 9, 2005 (the “Technical Report”) and to its use for obtaining any required regulatory acceptance or approvals in connection with the Property which is the subject matter of the Technical Report.

I also certify that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report or that supports the disclosure.

Dated this 31st day of March, 2008.

Signed:“Marc Prefontaine”

Marc A. Prefontaine, M.Sc., P.Geo